Exhibit 1.

Alpha Pro Tech

L T D.

 ALPHA PRO TECH, LTD. ANNOUNCES FISCAL 2004 FINANCIAL RESULTS

•         Revenues increase 5.7% to $6.4 million for Q4; $24.8 million for the year

•         Core business (excluding SARS-related sales) increases 5.9% for the year vs. 2003

•         Net Income of $556,000, or $0.02 per share for Q4; $1.8 million or $0.08 for FY 2004

•         7th Consecutive Year of Profitability

•         Cash increased by 42% to $4.9 million; current ratio of 6.30:1

Nogales, Arizona — March 9, 2005— Alpha Pro Tech (AMEX: APT; CHX:APT), a leading manufacturer of products designed to protect people and environments, including disposable protective apparel and construction supply weatherization products, announced its financial results for the fourth quarter and fiscal year ended December 31, 2004.

Revenues for the three months ended December 31, 2004 increased 5.7% to $6.4 million compared to $6.1 million for the comparable prior year period. Gross profit for the quarter increased 6.8 % to $3.1 million, or a gross margin of 48.9%, compared to a gross profit of $2.9 million, or a gross margin of 48.5 % in the fourth quarter last year. Selling, general and administrative expenses were $2.2 million, essentially flat compared to the fourth quarter last year, despite the introduction and roll-out of the Company’s Engineered Products segment during fiscal 2004. Net income for the fourth quarter increased 15.6 % to $556,000, or $0.02 per share, from $481,000, or $0.02 per share in the fourth quarter of 2003.

Revenues for the year ended December 31, 2004 were $24.8 million compared to $27.0 million in the prior year. Gross profit for the year was $12.3 million, or a gross margin of 49.5%, compared to a gross profit of $13.7 million, or a gross margin of 50.7 % last year. Selling, general and administrative expenses increased to $8.9 million from $8.6 million last year. Net income for 2004 was $1.8 million, or $ 0.08 per share, compared to net income of $3.0 million, or $0.13 per share in 2003.

Approximately $3.5 million of the sales in 2003 were as a direct result of the Severe Acute Respiratory Syndrome (SARS) outbreak. Excluding the $3.5 million non-core SARS related N-95 mask and eye shield sales in 2003, Alpha Pro Tech’s core business grew by $1.4 million or 5.9 % to $24.8 million in 2004 from $23.5 million in 2003. The growth was attributed to sales to the pharmaceutical industry, cleanroom industry and to the industrial safety industry.

Al Millar, president of Alpha Pro Tech commented, “We are pleased to have completed our seventh consecutive profitable year, and believe we are poised for consistent growth and profitability moving forward.”

The Company also improved its balance sheet, as cash increased 42.3 % to $4.9 million compared to $3.4 million at the end of fiscal 2003. Current ratio increased to 6.30:1 compared to 5.11:1 at the end of 2003.  Total assets increased 16.7 % to $18.8 million compared to $16.1 million as of December 31, 2003. Shareholders’ equity increased 20.5 % to $15.7 million, compared to $13.0 million at the end of 2003. Net cash provided by operating activities increased to $1.5 million for the year compared to $1.3 million last year. The net increase is primarily due to a decrease in inventories, partially offset by a decrease in net income, a decrease in accounts payable and accrued liabilities and an increase in accounts receivable and prepaid expenses and other assets.

“Our strong financial position provided us with the necessary capital to successfully launch our Engineered Products subsidiary. We remain focused on diversifying our products and target markets, thus meeting the specific needs of our customers. We have worked diligently with our distributors to best position Alpha Pro

Tech’s products in the marketplace, and we believe those efforts will produce meaningful revenue growth in 2005”, commented Al Millar.

PRODUCT SUMMARY

In 2004, the Company announced the formation of a fourth business segment, Alpha ProTech Engineered Products, Inc., a wholly-owned subsidiary of Alpha Pro Tech. This new segment consists of a line of construction supply weatherization products as well as a line of paint with antimicrobials. Engineered Products sales for the year ended December 31, 2004 were immaterial but, management expects this segment to contribute significantly to revenues starting in 2005.

For the year, sales for the Apparel Division increased 10.6 % to $17.8 million compared to $16.1 million for the same period of 2003, due to increased sales to distributors that concentrate on the industrial safety industry, as well as increased sales to the Company’s largest distributor.

Mask and eye shield sales for the year decreased by 43.2 % to $5.1 million from $9.0 million last year. The decrease is primarily the result of approximately $3.5 million in N-95 mask and eye shield sales in 2003 related to non-core SARS sales. Excluding the SARS sales, mask and eye shield sales decreased by approximately $385,000, or 4.3%, for the year, attributable to decreased mask sales to the medical and dental markets.

Sales from the Extended Care Unreal Lambskin and other related products, which includes a line of medical bed pads as well as pet beds, remained constant at $1.9 million for both 2004 and 2003.

2005 Outlook

Mr. Millar concluded, “We signed two distribution agreements with Perma “R” Products, Inc. during the first quarter of 2005 related to our Engineered Products segment.  Perma “R” Products has agreed to distribute our roof underlayment and housewrap products through their established sales network.  Based on the projected $8 million annualized total of these two agreements, as well as an increased focus on our product line by our largest Apparel distributor, we are anticipating significant revenue growth in 2005.”

About Alpha Pro Tech, Ltd.

Alpha Pro Tech, Ltd. develops, manufactures and markets innovative disposable and limited-use protective apparel products and infection control products for the clean room, industrial, pharmaceutical, medical, dental and food service markets.  Alpha ProTech Engineered Products develops and manufactures a line of construction supply weatherization products, including housewrap and roof underlayment, as well as a line of antimicrobial paint. The Company has manufacturing facilities in Salt Lake City, Utah; Nogales, Arizona; Janesville, Wisconsin; and Valdosta, Georgia.  Our Annual Report on Form 10-K for 2004 is expected to be available on our internet website on or before March 15, 2005.  For this and other information visit our website at http://www.alphaprotech.com.

The Private Securities Litigation Reform Act of 1995 (“Act”) provides a safe harbor for forward-looking information made on behalf of the Company. Forward-looking statements involve risks, uncertainties and assumptions as described from time to time in registration statements, annual reports and other periodic reports and filings of the Company filed with the Securities and Exchange Commission. All statements, other than statements of historical facts which address the Company’s expectations of sources of capital or which express the Company’s expectations for the future with respect to financial performance or operating strategies, can be identified as forward-looking statements. As a result, there can be no assurance that the Company’s future results will not be materially different from those described herein as “believed,” “anticipated,” “estimated” or “expected,” which reflect the current views of the Company with respect to future events. We caution readers that these forward-looking statements speak only as the date hereof. The Company hereby expressly disclaims any obligation or undertaking to release publicly any updates or revisions to any such statements to reflect any change in the Company’s expectations or any change in events, conditions or circumstances on which such statement is based.

Consolidated Statements of Operations

	For the Three Months Ended December 31,		Fiscal Year Ended December 31,
	(unaudited)
	2004	2003	2004	2003

Sales	$6,413,000	$6,068,000	$24,841,000	$26,961,000

Cost of goods sold, excluding depreciation and amortization	3,274,000	3,128,000	12,555,000	13,301,000

Gross margin	3,139,000	2,940,000	12,286,000	13,660,000

Expenses:
Selling, general and administrative	2,214,000	2,176,000	8,925,000	8,602,000
Depreciation and amortization	124,000	136,000	517,000	509,000

Income from operations	801,000	628,000	2,844,000	4,549,000

Other income (expense)
Gain on sale of assets		—	7,000	—
Interest, net	11,000	(2,000)	7,000	(20,000)

Income before provision for income taxes	812,000	626,000	2,858,000	4,529,000

Provision for income taxes	256,000	145,000	1,011,000	1,518,000

Net income	$556,000	$481,000	$1,847,000	$3,011,000

Basic net income per share	$0.02	$0.02	$0.08	$0.13

Diluted net income per share	$0.02	$0.02	$0.08	$0.13

Basic weighted average shares outstanding	23,435,038	22,701,777	23,215,809	22,517,683

Diluted weighted average shares outstanding	24,608,146	24,607,620	24,624,613	24,059,508

BALANCE SHEET HIGHLIGHTS

	December 31st	December 31st
	2004	2003

Cash	$4,875,000	$3,427,000
Total Current Assets	$15,348,000	$12,756,000
Net Property and Equipment	$3,256,000	$3,166,000
Total Assets	$18,789,000	$16,096,000
Total Current Liabilities	$2,437,000	$2,495,000
Total Liabilities	$3,089,000	$3,069,000
Shareholder’s Equity	$15,700,000	$13,027,000
Total Liabilities and Equity	$18,789,000	$16,096,000

# # #